# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rapid7, Inc., CIK 0001560327
CUSIP: 753422104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 120 CAUSEWAY STREET, BOSTON, Massachusetts (MA), 02114
Date of event which requires filing of this statement: 03/26/2026
Amends the filing with accession number 0000902664-24-005639
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Brandon Gold, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA Partners Management, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 6,760,149; shared voting power 0; sole dispositive power 6,760,149; shared dispositive power 0; aggregate amount beneficially owned 6,760,149 (10.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Rapid7, Inc.
Address of issuer's principal executive offices: 120 CAUSEWAY STREET, BOSTON, Massachusetts (MA), 02114
Comment: This Amendment No. 7 ("Amendment No. 7") amends the statement on Schedule 13D filed with the SEC on September 27, 2024 (as amended from time to time, the "Schedule 13D") with respect to the Shares of the Issuer. This Amendment No. 7 amends Items 3, 4, 5, 6 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

The 6,760,149 Shares reported herein as beneficially owned by JANA were acquired at an aggregate purchase price of approximately $206 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On March 26, 2026, the Reporting Person entered into a Nomination and Support Agreement with the Issuer (the "Nomination and Support Agreement"), pursuant to which, among other things, the Issuer agreed to nominate Kevin Galligan ("Mr. Galligan") to the Issuer's slate of recommended nominees standing for election at its 2026 annual meeting of stockholder and to solicit proxies in support of his election. Pursuant to the Nomination and Support Agreement, the Reporting Person is now permitted to acquire beneficial ownership of up to 19.9% of the Issuer's Shares, and the Board has approved any such acquisition for the purposes of certain provisions of the Delaware General Corporation Law. The summary of the Nomination and Support Agreement does not purport to be complete and the full text of the Nomination and Support Agreement is included as Exhibit 99.4 and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 65,893,112 Shares outstanding as of February 13, 2026, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 19, 2026.

As of the date hereof, JANA may be deemed to beneficially own 6,760,149 Shares, representing approximately 10.3% of the Shares outstanding. This includes 15,320 shares of restricted stock ("RSUs") granted to Mr. Galligan on April 22, 2025 (the "April 2025 RSUs"), and 1,176 RSUs granted to Mr. Galligan on June 11, 2025 (the "June 2025" RSUs"), for his service on the Board. The April 2025 RSUs vests in three substantially equal annual installments beginning on April 22, 2026, in each case subject to Mr. Galligan's continued service with the Issuer through the applicable vesting date. The June 2025 RSUs vest in full on the earlier of: (i) the date of the Issuer's next annual meeting of stockholders held after the date of the grant or (ii) the first anniversary of the date of grant, in each case subject to Mr. Galligan's continued service with the Issuer through the applicable vesting date. Mr. Galligan has assigned all rights to any Shares issuable pursuant to the grants to the Reporting Person. Pursuant to the assignment, settlement of the award on vesting will be made to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

JANA has sole voting and dispositive power over 6,760,149 Shares, which power is exercised by the JANA Principal.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

There were no transactions in the Shares effected by the Reporting Person during the last sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The information disclosed in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

Exhibit 99.4: Nomination and Support Agreement, dated March 26, 2026 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on March 30, 2026).

## Signatures
- JANA Partners Management, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (03/30/2026)